UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

RELEVANT INFORMATION

AVIANCA FILES MOTION SEEKING COURT APPROVAL OF

EQUITY CONVERSION AND CONTRIBUTION AGREEMENT

In the context of Avianca Holdings S.A.’s (“Avianca” or the “Company”) Chapter 11 proceedings, on September 1, 2021, the Company, as debtor-in-possession (“DIP”), intends to file a motion with the Bankruptcy Court (the “Court”) seeking approval of the terms of, and the Company’s entry into and performance under, an Equity Conversion and Commitment Agreement (the “ECCA”), dated September 1, 2021, by and among the Company, certain of its subsidiaries and a majority of Avianca’s “Tranche B” Lenders under the Company’s outstanding DIP Credit Agreement (the “Supporting Tranche B Lenders”). The terms of the ECCA provide for the potential conversion of approximately $900 million in Tranche B DIP obligations into equity in a reorganized new holding entity of the Companies (as defined below) and the contribution by the Supporting Tranche B Lenders of $200 million of additional capital in exchange for equity in such reorganized entity upon the satisfaction of certain conditions.

Following a competitive marketing process for exit financing, the Company’s management decided (in consultation with certain stakeholders) to refinance Tranche A of its previously outstanding DIP facility with New Tranche A-1 DIP/Exit Loans and New Tranche A-2 DIP/Exit Loans (as disclosed to the market on July 22, 2021) and to move forward in its negotiations with its Tranche B lenders. The ECCA, which remains subject to final approval by the Court, evidences Avianca’s decision to elect the conversion option under its DIP credit agreement and is the result of such negotiations with the Supporting Tranche B Lenders.

Further to our disclosures to the market on May 20, 2020, April 14, 2021 and July 22, 2021, although the Supporting Tranche B Lenders have executed the ECCA, the ECCA remains subject to approval by the Court and to the satisfaction of certain other conditions. Accordingly, at this stage of the process, it is still not possible to know (i) if third parties, creditors or shareholders will contribute new capital, or if the value of the shares of the Company (ordinary and/or preferred) will be diluted and, to the extent such is the case, the extent of such dilution; or (ii) if the Company or any of its affiliated debtors in the Chapter 11 proceedings (the “Debtors”) will be liquidated. In any event, U.S. law imposes upon the Debtors a priority order (known as the “absolute priority rule”) to pay claims existing before the restructuring proceeding filing date. Generally, the value of the Debtors must be directed (i) first, to satisfy secured claims, up to the value of the collateral securing such claims; (ii) second, to satisfy unsecured priority claims; (iii) third, to satisfy non-priority unsecured claims; and (iv) fourth, to shareholders of the Debtors. Generally, a particular class of claims may not receive any distribution until all claims senior to such class have been paid in full. If the Court confirms a plan of reorganization on terms consistent with the ECCA, the Company’s shareholders (including ordinary shareholders and preferred shareholders) will not receive any distribution. As a result of the foregoing, under the Chapter 11 plan, the value of the shares of the Company would be reduced to zero, due to the decrease in equity of the Company attributable to the Debtors’ liabilities to third parties and creditors, as well as the injection of capital by new investors pursuant to the Chapter 11 plan.

In addition to the filing described above, on August 31, 2021, the Company filed with the Court two additional exhibits to the disclosure statement that the Company has proposed to distribute to voting creditors in connection with its Chapter 11 plan of reorganization (the “Disclosure Statement”). These exhibits, customary for reorganization proceedings under Chapter 11, are Exhibit C and Exhibit D. The proposed Disclosure Statement was previously filed at Docket No. 1983. All filings in the Chapter 11 proceedings are available at http://www.kccllc.net/avianca/document/list/5155.

The next step in the Chapter 11 process will be a hearing for the Court to consider the approval of the Disclosure Statement and the solicitation of the Company’s Plan of Reorganization. This hearing is currently scheduled for September 14, 2021.

The Company is currently not soliciting votes on its Plan of Reorganization and will not solicit votes on its Plan of Reorganization until the Court approves the Disclosure Statement and the solicitation of the Company’s Plan of Reorganization. Any relevant information in the Chapter 11 process will be disclosed to the market in a timely manner.

Additional Information about the Company is available on Avianca Holdings’ website www.aviancaholdings.com.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

Name:	Richard Galindo
Title:	Secretary